John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0313 Fax: (617) 572-0320 E-mail: pminella@jhancock.com Paula Minella AVP & Counsel

                                 August 2, 2013

via EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	John Hancock Life Insurance Company of New York
Separate Account B - File Nos. 811-8329, 333-151631

Commissioners:

Conveyed herewith via EDGAR for filing pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(i) of Regulation S-T, is a post effective amendment to the Form N-6 registration statement for the above-captioned Separate Account B (“Registrant”) relating to the Majestic VULX insurance policies “MVULX” offered by John Hancock Life Insurance Company of New York.

Background of the amendment

The enclosed amendment to the MVULX registration statement includes a prospectus supplement that describes a Long Term Care rider that we plan to add as an available option for newly-issued contracts (but not for any contracts that are already outstanding) on or about September 18, 2013. The rider, which must be elected (if at all) at the time the contract is first issued, provides for periodic advance payments of a portion of the death benefit if the insured person becomes chronically ill. Disclosure relating to this same rider was recently reviewed by the Staff during the initial registration statement review for our Protection VUL 2012 product (333-179570) and no material disclosure changes to said disclosure have been made subsequent to the initial effectiveness thereof.

Request for Expedited Selective Review

Aside from the addition of a prospectus supplement to provide additional disclosure concerning the rider, we are not making any other changes to the prospectus. The disclosures in the supplement concerning the rider are the same as the disclosures reviewed by the staff in Registration Statement No. 333-179570, as mentioned above. Moreover, the MVULX product does not differ from Protection VUL 2012 in any way that has any relevance to the disclosure for the Long Term Care rider, and we do not believe that the supplement now being filed presents any additional disclosure issues. Accordingly, we are hopeful that it will not require significant time for the Staff to review and comment on the enclosed filing, and the Registrant hereby requests expedited selective review.

In this regard, we would very much appreciate receiving any comments to the enclosed supplement soon enough to prepare and file a further amendment to respond to any comments and obtain effectiveness no later than September 18, 2013. This would require that, if possible, we receive any comments not later than August 29, 2013.

Tandy Representations

The Registrant acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Acceleration

The Registrant and the Principal Underwriter expect to make an oral request for acceleration of the enclosed filing. The Registrant and its Principal Underwriter have authorized me to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

Please direct all questions to the undersigned at (617) 572-0320. Thank you.

Sincerely,

/s/ Paula Minella.

Enclosure